Exhibit 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 30, 2007
Fixed charges:
Interest expense*	$54
Estimated interest portion of rents	13
Total fixed charges	$67

Income:
Income from continuing operations before income taxes	$581
Dividends in excess of pre-tax income of Finance group	15
Fixed charges	67
Adjusted income	$663

Ratio of income to fixed charges	9.90

* Excludes interest expense related to unrecognized tax benefits.